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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69578

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: YR Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

309 W Bute Street
(No. and Street)

Norfolk (City) Virginia (State) 23510 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William T Roach (Name) 757-961-0067 x 103 (Area Code – Telephone Number) bill@yrsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meadows Urquhart Acree & Cook, LLP
(Name – if individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102 (Address) Henrico (City) Virginia (State) 23226 (Zip Code)

9/29/2009 (Date of Registration with PCAOB)(if applicable) 3688 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William T Roach, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VB Securities, LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER LEE NELSON NOTARY PUBLIC REG # 7248752 MY COMMISSION EXPIRES 7/31/2025 COMMONWEALTH OF VIRGINIA

Signature: [signature]

Title: Owner/Principal

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements:
- Statement of Financial Condition 2
- Statement of Operations 3
- Statement of Changes in Member's Equity 4
- Statement of Cash Flows 5

Notes to Financial Statements ..... 6 – 8

Supplemental Information:

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 9

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (exemption) 10

Schedule III – Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) 10

Report of Independent Registered Public Accounting Firm on Exemption Report 11

YR Securities, LLC's Exemption Report 12

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Members
of YR Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of YR Securities, LLC as of June 30, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of YR Securities, LLC as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of YR Securities, LLC's management. Our responsibility is to express an opinion on YR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to YR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness and the Statement Regarding SEC Rule 15(c)3-3 have been subjected to audit procedures performed in conjunction with the audit of YR Securities, LLC's financial statements. The supplemental information is the responsibility of YR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as YR Securities, LLC's auditor since 2019.

Meadows Urquhart Acree + Cook, LLP

Henrico, Virginia
August 24, 2022

YR Securities, LLC

Statement of Financial Condition
June 30, 2022

Assets		
Cash	$	51,556
Commissions receivable		13,523
Prepaid assets		4,650
Total current assets		69,729
Fixed assets, net		1,574
Intangible asset, net		50,000
Total Assets	$	121,303
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	17,735
Total current liabilities		17,735
Members' equity		103,568
Total liabilities and member's equity	$	121,303

See Accompanying Notes to the Financial Statements.

YR Securities, LLC

Statement of Operations
Year Ended June 30, 2022

Revenues	
Commission income	$ 7,955
Trail income	198,367
Total revenues	206,322
Operating Expenses	
Payroll	144,553
Professional fees	33,072
Technology, data and communication	13,189
Insurance	12,441
Regulatory fees	5,032
Amortization	5,000
Other	3,707
Depreciation	1,200
Travel and entertainment	887
Occupancy and equipment	700
Total operating expenses	219,781
Net loss	$ (13,459)

See Accompanying Notes to the Financial Statements.

YR Securities, LLC

Statement of Changes in Member's Equity
Year Ended June 30, 2022

	Total
Balance at July 1, 2021	$ 117,027
Net loss	(13,459)
Balance at June 30, 2022	$ 103,568

See Accompanying Notes to the Financial Statements.

YR Securities, LLC

Statement of Cash Flows
Year Ended June 30, 2022

Cash Flows From Operating Activities	
Net loss	$ (13,459)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	1,200
Amortization	5,000
Decrease (increase) in assets:	
Commissions receivable	2,175
Prepaid assets	(1,074)
Increase in liabilities:	
Accrued expenses	3,129
Net cash used in operating activities	(3,029)
Net change in cash	(3,029)
Cash, beginning of year	54,585
Cash, end of year	$ 51,556

See Accompanying Notes to the Financial Statements.

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: YR Securities, LLC (the Firm) is currently organized as an LLC Virginia partnership. As of September 23, 2015, the Firm became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Firm is a limited-service financial firm headquartered in Norfolk, Virginia. The Firm engages in application way business with various mutual funds and insurance companies. Revenue is earned through commission trails on transactions and fee trails based on a percentage of account values held with its customers. The majority of the Firm's customers are located in the southeastern United States.

Note 2—Accounting and Reporting Principles

A summary of the Firm's significant accounting policies is as follows:

Basis of accounting: The accounting and reporting policies of the Firm are on the accrual basis of accounting which is in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue: Revenue consists of commission income and trail income. The Firm recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Firm's contracts and customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Revenues are recognized over time or at a point in time as the performance obligations are satisfied. Recognition of these revenue does not involve significant estimates or constraints.

Commission income is recognized when a performance obligation is satisfied at a point in time. Commission income is recognized on a trade date basis. Trail income which is associated with annuity investments is recognized over time, as earned. Trail income is generally based on a percentage of the annuity premium or the account value of the investment. These revenues are shown disaggregated on the statement of operations.

Commission Receivable: Commission receivables represent principal transactions which have not yet been settled.

The Firm recognizes an allowance for credit losses in accordance with ASU 2016-13, Financial Instruments - Credit Losses (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. The Firm determined there were no credit losses to recognize as of June 30, 2022.

Note 2—Accounting and Reporting Principles (continued)

Fixed Assets, Net: Fixed assets, net consists of computer equipment stated at cost net of accumulated depreciation. Depreciation is determined on the straight-line method. Estimated useful lives for the purposes of depreciation are five years. Depreciation expense for the year ended June 30, 2022 was $1,200.

Income Taxes: The Firm is organized as an LLC, treated as a partnership for tax purposes and is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Firm's management has evaluated the impact of this guidance to its financial statements. The Firm's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date the returns are filed. The Firm's policy is to classify income tax related interested and penalties in interest expense and other expenses, respectively.

Note 3—Concentrations of Credit Risk

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

Note 4—Liabilities Subordinate to Claims of General Creditors

The Firm has no subordination agreements.

Note 5—Transactions with Related Parties

The Firm pays rent expense to Dominion Capital Partners, LLC ("Dominion"), who holds the main rental agreement of the office building the Firm operates out of. Dominion is a related party through common ownership. The Firm has a sublease agreement in place with Dominion that outlines the details of these transactions. The Firm's total rent expense paid under this lease for the year ended June 30, 2022 was $700.

The Firm also shares expenses with WWI LLC, its' affiliated Registered Investment Advisory Firm, for a Customer Relationship Manager (CRM) system. The Firm's total CRM expenses for the year ended June 30, 2022, was $6,063.

Note 6—Intangible Assets

During the year ended June 30, 2018, the Firm purchased a customer list including Assets Under Management for $75,000. The customer list does not have specific contract terms. As of June 30, 2022, management does not believe there are any current facts or circumstances indicating impairment of the asset. Based on industry experience management has estimated a 15-year useful life for the customer list. Total amortization expense of $5,000 was recorded as an operating expense in the Firm's statement of operations for the year ended June 30, 2022. Accumulated amortization as of June 30, 2022 was $25,000.

Note 7—Net Capital Requirements

The firm is subject to the SEC Uniform New Capital Rule (Rule15c3-1) ("Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregated indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

On June 30, 2022, the Firm had net capital, as defined, of $34,727, which was $29,727 in excess of its required net capital of $5,000. The Firm's aggregate indebtedness to net capital ratio was .51 to 1.00 on June 30, 2022.

Note 8—Subsequent Events

The Firm has evaluated subsequent events to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued, which was August 24, 2022.

SUPPLEMENTAL INFORMATION

YR Securities, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
Year Ended June 30, 2022

NET CAPITAL		
Member's equity	$	103,568
Nonallowable assets		
Commissions receivable		12,617
Fixed assets, net		1,574
Other assets		54,650
Total nonallowable assets		68,841
Net capital before haircuts on security positions		34,727
Haircuts on securities		-
Net capital	$	34,727
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	17,735
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	29,727
Percentage of aggregate indebtedness to net capital		51.07%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2022.

See Report of Independent Registered Public Accounting Firm.

YR Securities, LLC

Supplemental Information
Schedule II and III

For the Year Ended June 30, 2022

Computation for Determination of the Reserve Requirement Under Rule 15C3-3 of the SEC (Exemption):

YR Securities, LLC is a limited broker dealer, exclusively dealing in the purchase, sale and redemption of the mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the Firm are promptly transmitted and are not held in the custody of the Firm.

Information Related to the Possession or Control Requirements Under Rule 15c3-3 of the SEC (Exemption):

YR Securities, LLC is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of the mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted and are not held in the custody of the Firm.

See Report of Independent Registered Public Accounting Firm.

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Members'
of YR Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which:

(1) YR Securities, LLC (the "Company") identified that it is considered a "non-covered firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its exemption report relying on footnote 74 of SEC Release 34-70073. The Company limits its business activities exclusively to engaging solely in application way business with various mutual funds and insurance companies.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exemption.

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions of footnote 74 of SEC Release No. 34-70073 for the year ended June 30, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about YR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of footnote 74 of SEC Release No. 34-70073.

Meadows Urquhart Acree + Cook, LLP

Henrico, Virginia

August 24, 2022

1802 Bayberry Court • Suite 102 • Henrico, Virginia 23226 • 804.249.5786 (o) • 804.249.5781 (f)
Members: Virginia Society of Certified Public Accountants • American Institute of Certified Public Accountants

YR Securities, LLC's Exemption Report

YR Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company engages solely in application way business with various mutual funds and insurance companies and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

YR Securities, LLC

I, William T. Roach, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Principal

August 24, 2022